July 12, 2019

Douglas J. Swirsky
President, Chief Executive Officer and Director
REXAHN PHARMACEUTICALS, INC.
15245 Shady Grove Rd
Suite 455
Rockville, Maryland 20850

       Re: REXAHN PHARMACEUTICALS, INC.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 7, 2019
           Form 10-Q for Quarterly Period Ended March 31, 2019
           Filed May 10, 2019
           File No. 001-34079

Dear Mr. Swirsky:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 1 Description of Business
Our Pipeline Product Candidates, page 4

1. We note your disclosures on pages 4-7 stating that your product candidates, including RX-
      3117, RX-5902, and RX-0201, "appeared to be safe." Further, we note your disclosure that RX-3117 "appeared to be safe... with preliminary signs of efficacy." Safety and efficacy determinations are solely within the authority of the FDA. Please remove statements or inferences that your product candidates are or appeared to be safe and effective. You may provide the objective results of the clinical trials with the stated
      endpoints and indicate whether the candidate was well tolerated.
 Douglas J. Swirsky
FirstName PHARMACEUTICALS, INC.
REXAHN LastNameDouglas J. Swirsky
Comapany NameREXAHN PHARMACEUTICALS, INC.
July 12, 2019
July 12, 2019 Page 2
Page 2
FirstName LastName
Notes to Financial Statements
14. Collaboration Agreements
Zhejiang Haichang Biotechnology Co., Ltd., page F-26

2. On February 8, 2018, you entered into a research and development collaboration agreement with Zhejiang Haichang Biotechnology Co., Ltd ("Haichang") under which
         Haichang will develop RX-0301 using Haichang's proprietary QTsome technology. You further indicate that Haichang will conduct certain preclinical and clinical activities through completion of Phase 2a proof of concept clinical trial in China. At that time,
         Haichang may obtain an exclusive license to further develop and commercialize RX-0301 in China and will pay customary license fees, milestones and royalty payments to you.
         Please address the following:

             Tell us whether you gave any upfront consideration to Haichang for the preclinical and clinical activities it is to perform through completion of Phase 2a proof of concept clinical trial in China;

             Tell us whether any licenses were exchanged upfront;

             Explain to us how you are accounting for this agreement, including the specific accounting literature you relied upon when making such determination; and

             Quantify and describe for us any related amounts recorded in your financial statements during the year ended December 31, 2018 and the quarter ended March 31, 2019.
Form 10-Q for the Fiscal Quarter Ended March 31, 2019

Notes to Condensed Financial Statements
7 Collaboration Agreement, page 10

3. On February 25, 2019, you entered into a collaboration agreement with BioSense Global
         LLC ("BioSense") to advance the development and commercialization of RX-3117 for pancreatic and other cancers in certain territories. Please address the following:

             Clarify for us whether you believe the granting of the exclusive license to develop and promise to supply RX-3117 are distinct performance obligations. If so, explain to us in further detail how you made this determination;

             Quantify for us the portion of the $3,000,000 transaction price that you will allocate to each performance obligation and describe when and how you expect to recognize the related revenue for each (ex: at a point in time, over time); and Douglas J. Swirsky
REXAHN PHARMACEUTICALS, INC.
July 12, 2019
Page 3
             Describe and disaggregate for us further the $226,000,000 milestones the company is eligible to receive by development, regulatory, commercial categories and further disaggregate, if applicable, by indication and geographic area. Considering the significant amount of potential milestones, tell us your consideration of disclosing an accounting policy that describes the factors you consider when determining whether milestones should be constrained or included in the transaction price.
4. Please file the collaboration agreement with BioSense as an Exhibit or provide us with an analysis supporting your determination that you are not substantially dependent on the agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Sharon Blume at 202-551-3474
with any questions.



FirstName LastNameDouglas J. Swirsky      Sincerely,
Comapany NameREXAHN PHARMACEUTICALS, INC.
                                          Division of Corporation Finance
July 12, 2019 Page 3                      Office of Healthcare & Insurance
FirstName LastName